SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For May 2008
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2008, incorporated by reference herein:

Exhibit

99.1 Release dated May 22, 2008, entitled “IMPACT OF EAST RAND VIOLENCE ON
ERPM.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: May 22, 2008
By:  /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the company”)

IMPACT OF EAST RAND VIOLENCE ON ERPM

DRDGOLD has been informed by the South African Police Service (“SAPS”) that two employees of its East Rand Proprietary Mines Limited mine (“ERPM”) at Boksburg died in the violence that occurred in the Ramaphosa informal settlement on the East Rand.

The names and nationalities of the employees will be withheld until such time as the next of kin have been informed.

Production at ERPM is still continuing. However, employee attendance has been negatively impacted since the weekend following violent attacks against foreigners in the area. ERPM has reported that approximately 58% of its day shift did not report for work today and that this was believed to be related to the continuing unrest in nearby communities. DRDGOLD’s two other operations have not been affected by the violence.

621, or 32.6%, of ERPM’s semi-skilled workforce are foreign nationals, mainly from Mozambique,
Lesotho and Swaziland. The largest proportion, some 480 employees, or 77% of the foreign nationals on the workforce, are Mozambicans. Some 398 of these employees (83% of the
Mozambican workforce), have opted for living-out allowances from the mine, in preference to hostel accommodation.

Management and the National Union of Mineworkers (“NUM”) officials met with representatives of the Mozambican workforce on Monday afternoon to discuss, amongst other matters, alternative accommodation. DRDGOLD is assisting affected employees of ERPM with temporary accommodation, food and security and has appealed to all employees who have sought refuge at police stations and elsewhere in the community to come forward for assistance.

Management also met with SAPS officials on Wednesday and SAPS has agreed to provide additional protective support to the foreign nationals on the ERPM workforce. No further reports of violence have been received by mine management on Wednesday night or today.

A meeting is scheduled for this afternoon with NUM officials, the Mozambique Consulate and employees of the mine, to attempt to resolve the current situation and return the mine to normality.

Randburg
22 May 2008

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